MATTHEW MCMURDO, ESQ.	Suite 6D
Attorney-At-Law	140 West 57th Street
Matthew C. McMurdo | 917 318 2865 | matt@nannaronelaw.com	New York, NY 10019

January 2, 2012

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	John Reynolds, Assistant Director
Adam F. Tuck

Re:	BLVD Holdings, Inc.
Amendment No. 2 to
Registration Statement on Form S-1
Filed October 10, 2012
File No. 333-183370

Dear Mr. Reynolds:

We are filing an Amendment No. 3 to the Registration Statement on Form S-1/A (the “Registration Statement”) in response to your recent review letter addressed to M. Ann Courtney, President of BLVD Holdings, Inc. (“BLVD”), dated November 6, 2012 (the “SEC Letter”). This response letter, along with the amended Registration Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Form S-1, filed October 10, 2012

1. Throughout your document you shift between discussing your current activities, capabilities, and objectives, and your aspirations for the future in a manner that is both unclear and ambiguous and in some instances without a supporting basis. For example, in your Summary on page 4, you refer to an “advisory board,” “executive management committee,” and film script in development, none of which appears to exist based on your current disclosure. Later you state that “[t]hrough a thorough due diligence process, BLVD hopes to emerge as a highly successful company with a well-diversified, profitable and growing portfolio…” without any additional explanation in your document. Please revise the disclosure throughout to clearly distinguish between your current activities and capabilities and your goals for the future. Additionally, you must have a reasonable basis for these and similar assertions. We may have further comment.

Matthew McMurdo, Esq.

New York

Throughout the Registration Statement we have removed all references to an “advisory board” and “management committee,” as we will continue to operate with one individual in management for the foreseeable future. We have also revised the disclosure to distinguish between our current activities and our goals for the future. Furthermore, we have expanded our disclosure throughout the Registration Statement to further describe the film scripts we have in development and how we hope to become a successful company by developing and selling multiple scripts.

2. Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

• Describe how and when a company may lose emerging growth company status;

• Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•State your election under 107(b) of the JOBS Act:

ₒ If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

ₒ If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

We have edited the prospectus cover page in order to disclose that BLVD is an “emerging growth company.” We also edited the prospectus cover page to disclose how and when BLVD may lose its emerging growth company status, as well as describe the exemptions that are available to us. We declined to describe the extent to which any of these exemptions are available to us as a Smaller Reporting Company to avoid the possible confusion of describing the company in two manners while stating the same exemptions. Additionally, we added disclosure to the prospectus cover page describing that BLVD has decided that it will opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b).

Matthew McMurdo, Esq.

New York

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

We have not had any communications with potential investors. Once the Registration Statement is declared effective, our written communications will be limited to the prospectus. There have been no research reports about BLVD.

4. We note that the company has indicated that the securities will be offered on a delayed or continuous basis pursuant to Rule 415. Please advise us how the company will conduct its offering pursuant to Rule 415.

We have edited the cover of the Registration Statement so that it no longer indicates that the securities will be offered pursuant to Rule 415. This offering is not being done pursuant to a shelf registration and therefore Rule 415 does not apply.

Cover Page

5. We note your statement that “there is a lack of any meaningful market value quotations for our shares.” Please revise to specifically address whether there currently is a market for the company’s securities.

We have revised the cover page to reflect that currently, there is no market or market value quotation for BLVD’s securities.

6. Please clarify, if true, that there is no minimum offering proceeds threshold associated with your offering.

We have clarified on the cover page and throughout the Registration Statement that there is no minimum offering proceeds threshold.

7. Please revise the statement that you “intend[] to establish a public market for the shares being offered…on the OTC…” as you do not appear eligible to make a market in your own securities.

Matthew McMurdo, Esq.

New York

We have revised the statement to indicate that BLVD intends to engage a market maker to make a market in our securities.

8. We note your statement here and elsewhere that you may pay selling commissions of up to 10% to brokers, dealers, finders or other agents who assist you in the offering. Please confirm to us that you will file a post-effective amendment to your registration amendment to reflect any additional or changed material information in your Plan of Distribution during the course of your offering. See Item 512 of Regulation S-K. Also, please clarify that you currently do not any agreements in place.

We hereby confirm that we will file a post-effective amendment to the Registration Statement to reflect any additional or changed material information in BLVD’s Plan of Distribution during the course of the offering. BLVD currently does not have any agreements in place related to its Plan of Distribution.

9. Please revise footnote 2 on the cover page to also indicate the estimated dollar amount of the legal, accounting, printing and other expenses.

We have revised footnote 2 on the cover page to indicate that the estimated dollar amount of the legal, accounting, printing and other expenses is $22,500.

Table of Contents, page 3

10. Please revise to provide the legend on the dealers prospectus delivery obligations required by Item 502 of Regulation S-B and Rule 174 or advise us why you believe it is not required.

We have revised the Table of Contents page to include the required legend.

Prospectus Summary

11. Please revise your Summary to avoid unnecessary duplication and present more balanced disclosure. For example, we note you refer to your Nevada incorporation at least three times on page four and make multiple references to your “advisory board,” “management team,” and your ability to leverage the “combined talents of an experienced management team” without clarifying that your team consists of a single individual with no industry experience.

Beginning on page 4 of the Registration Statement, we removed duplicate references to BLVD’s Nevada incorporation. Also beginning on page 4, we removed all references to an “advisory board.” Furthermore, whenever a “management team” is referenced, we added disclosure in order to clarify that currently there is only one individual with no industry experience.

Matthew McMurdo, Esq.

New York

12. We note that you indicate that the company’s goal is to develop and produce scripts, screenplays and related content for sale to mini-major and film studios and identify Lions Gate Entertainment and Sony. Please revise to clarify that the company does not currently have any agreements with or sales to any major film studios.

We have removed the reference to Lions Gate Entertainment and Sony major film studios throughout the Registration Statement and revised the disclosure to clarify that we currently have no agreements with or sales to any film studio.

13. On page four you state that you require additional capital to implement your business plan. Please disclose the amount of additional capital required and state, if true, that there is no assurance you will be able to obtain the necessary capital.

We revised the disclosure on page 4 to state that we need $27,500 in additional capital to maintain our current and planned operations over the next 12 months and added disclosure that we have no assurance that we will be able to obtain the necessary capital.

14. On page six you indicate that you may sell your shares at market prices once your shares are quoted on the OTCQB. However, you do not appear eligible to conduct an at the market offering pursuant to Rule 415(a)(4). Please revise the disclosure throughout to clarify that the offering will be done at a fixed price for the duration of the offering.

We have revised the disclosure throughout the Registration Statement to clarify that the offering will be done at a fixed price of $.03 for the duration of the offering.

15. We note your statement that “we will determine when and how our officer will sell the common stock offered in the prospectus.” Please note that you must disclose the company’s plan of distribution of your securities in your registration statement. Please revise as appropriate.

We have removed the aforementioned statement and described BLVD’s plan of distribution.

16. We do not understand your statement that “we may decide to terminate the registration if it is no longer necessary due to the operation of the resale provisions of Rule 144” on page six. Please advise or revise as appropriate.

We have removed the aforementioned statement from page 6 of the Registration Statement.

Matthew McMurdo, Esq.

New York

Risk Factors, page 8

17. Several of your risk factors, such as “The Price of our Common Stock could be subject to Volatility” and “Disruptions in Global Financial Markets and Deteriorating Global Economic Conditions…” are generic and would apply to any offering. Others, such as “Exchange Fluctuations,” “There may be Litigation,” and “Confidential Information,” are poorly developed and do not fully describe the risks to investors in the context of your proposed business and offering. Please substantially revise your Risk Factors accordingly. See Item 503(c) of Regulation S-K.

We have removed any and all risk factors that are generic and would apply to any offering. Additionally, beginning on page 8 of the Registration Statement, we added disclosure to multiple risk factors in order to more fully describe the risks to investors in the context of BLVD’s business.

18. Please revise to present the risk factors in the order of materiality. In this regard revise to present risk factors “Our Officer and Director has only Limited Experience…”, “Concentration of Ownership may Allow Several Shareholders to Control BLVD’s Business”, “Our Independent Auditors have included a Going Concern Opinion and Related Discussion…”, “Business and Financial Risk of Business Plan”, and “Additional Funding may not be Available on Acceptable Terms or at All” more prominently in the risk factor section.

We have revised the order of the Risk Factors, beginning on page 8 so that Risks Related to BLVD Holdings, Inc. in general, and the risks mentioned above, in particular, are more prominently displayed.

Concentration of Ownership may Allow Several Shareholders to Control BLVD’s Business, page 9

19. Please revise the risk factor caption to clarify that one shareholder controls the business interests of BLVD.

We have revised the risk factor caption on page 8 to read: Concentration of Ownership in One Individual may Allow Such Shareholder to Control BLVD’s Business.

Our Officer and Director has only Limited Experience….page 9

20. Please revise to clarify the type of consulting company M. Ann Courtney established as noted in this risk factor.

We have revised the disclosure on page 8 to clarify that Ms. Courtney had previously established a business development consulting company with a primary focus on the media/communications sector.

Matthew McMurdo, Esq.

New York

Business and Financial Risk of Business Plan, page 10

21. Please expand your risk factor to further address the need to obtain additional capital to support operations, to finance expansion or remain competitive.

We have replaced the Business and Financial Risk of Business Plan risk factor on page 8 with The Company’s Business Model May Change or Evolve risk factor to disclose the risks associated with the changing of business model. We have also revised the Additional Funding may not be Available on Acceptable Terms or at All on page 9 to address the need to obtain additional capital to support operations, to finance expansion or to remain competitive.

Possible Regulatory Changes, page 10

22. We note your reference to the “operations of our portfolio companies.” Please clarify your reference to portfolio companies or revise as appropriate.

We have edited page 9 of the Registration Statement to remove the reference to portfolio companies.

BLVD’s Success is Dependent upon our Ability to Retain Key Personnel, page 10

23. Please revise to identify the key personnel who currently make contributions to the company whose services the company is dependent upon.

On page 10 of the Registration Statement, we revised the risk factor to identify that M. Ann Courtney is the key personnel whose services BLVD is dependent upon.

Use of Proceeds, page 14

24. We note your statement that the table is “[f]or illustrative purposes only…” Please revise to delete the noted statement as the table must set forth the company’s intended use of the proceeds from the offering.

We have deleted the statement from the Use of Proceeds table.

25. Please revise your tabular presentation to:

• Include information assuming only 10% and 25% of the shares are sold; and

• Present gross and net proceeds to the company under each scenario.

We have revised the tabular presentation on page 15 to reflect the aforementioned points.

Matthew McMurdo, Esq.

New York

26. We note your statement that “it is possible that the application of funds may vary depending on numerous factors including, but not limited to changes in the economic climate or unanticipated complications, delay and expenses.” You may change the use of proceeds provided such reservation is due to certain contingencies that are specifically discussed and the alternatives to such use are indicated. See Instruction 7 to Item 504 of Regulation S-K.

We have removed the aforementioned statement as BLVD will not be varying the use of proceeds.

Dilution of the price you pay for your shares, page 15

27. To the extent material, please revise to present dilution calculations assuming various percentage sales levels (i.e., 25%, 50%, 75% of the shares are sold, etc.).

We have added tables beginning on page 16 presenting the dilution calculations at the 10%, 25%, 50% and 75% sales levels as requested.

28. Please provide us with your calculations of pro forma net tangible book value per share after the offering, and dilution per share to new investors. Also revise to clearly disclose how you arrived at these amounts.

We have added calculations of pro forma net tangible book value per share after the offering, and dilution per share to new investors. We have also revised the disclosure to explain that the increase in net tangible book value is the amount of the offering proceeds applied to working capital.

Plan of Distribution, page 16

29. We note your statement on page 16 that Ms. Courtney will not register as a broker-dealer in reliance on Rule 3a4-1. Please add a description of the facts upon which you are relying in order to make this assertion. Ms. Courtney’s biography on page 22 notes her involvement “assisting small companies in a variety of business and investment banking activities, e.g., corporate management development, marketing, and raising capital.” Please provide us with your analysis supporting Ms. Courtney’s ability to rely on Rule 3a4-1 and advise us how Ms. Courtney assisted other companies in capital raising activities including, where relevant, the amount and nature of any compensation received. We may have further comment.

We based our contention that Ms. Courtney may rely on Rule 3a4-1 on the following facts: (i) Ms. Courtney is not subject to any statutory disqualifications, as defined in Section 3(a)(39) of the 1934 Act, (ii) Ms. Courtney will not be compensated in connection with the sale of BLVD’s common stock by the payment of commissions or other remuneration based either directly or indirectly on transactions in the common stock, (iii) Ms. Courtney is not an associated person of a broker or dealer, (iv) Ms. Courtney will primarily perform, at the end of the offering, substantial duties for or on behalf of BLVD, otherwise than in connection with transactions in securities, (v) Ms. Courtney was not a broker or dealer, or an associated person thereof, within the preceding 12 months, and (vi) Ms. Courtney does not participate in selling an offering of securities for any issuer more than once every 12 months, except in reliance on (iv) and (v) above.

Matthew McMurdo, Esq.

New York

Ms. Courtney has not assisted any other companies in capital raising activities within the last 12 months. Prior to that, while working at her own consulting company, Ms. Courtney’s duties were limited to consulting on various business activities including capital raising, and she did not directly assist or facilitate capital raising for any company, or receive compensation. Prior to that, while Ms. Courtney gained an insight in various activities that Lotus Capital engaged in, including capital raising, her direct responsibilities were focused on Communications, and she had no direct involvement in capital raise for any company, or received compensation.

30. On page 16 you say you will sell your shares “primarily” through Ms. Courtney. Please revise your Plan of Distribution to describe all of the offering methods you will use.

We revised page 18 of the Registration Statement to remove “primarily” being that all of the shares shall be sold through Ms. Courtney.

Business, page 17

31. Please revise to clarify the market for your products and related content.

We have revised the disclosure on page 19 to identify the market for BLVD’s products and related content as being independent producers focused on making small films.

32. Please clarify who wrote and/or developed the two scripts you sold in 2012.

We have revised the disclosure on page 19 to clarify that all scripts that were sold in 2012 were developed by Ms. Courtney.

33. Please revise to clarify how the company currently markets its scripts and related content.

We have revised our MARKETING disclosure on page 20 to clarify that our President Ms. Courtney markets our scripts and related content through many channels, including networking at local film festivals and online sources, as well as her growing personal connections with literary agents and independent producers.

34. Revise to address the company’s competitive business conditions, the company’s competitive position in the industry and the methods of competition.

Matthew McMurdo, Esq.

New York

We have revised our COMPETITION disclosure on page 21 to address BLVD’s current competitive condition and position in the industry, as well as the methods of competition.

35. Please provide us with copies of the reports cited on page 18 under Industry Analysis and Competition. In addition, please clarify the reference to “team member strengths.” In this respect we note your team consists of one individual without relevant industry experience.

The report is now cited on page 21 under TELEVISION AND FILM INDUSTRY. It can be found at http://www.pwc.com/gx/en/global-entertainment-media-outlook/index.jhtml.

The reference to team member strengths has been removed to reflect the fact that there is only one individual.

36. We note your statement that “BLVD could be positioned to experience expeditious growth and to quickly join the ranks of the industry’s most predominant entertainment operations.” The basis for comparative factual assertions and for the company’s or management’s belief in certain qualitative or quantitative statements must be clear from the text of the prospectus or supplementally provided to us. Revise the disclosure throughout the document to address our concerns or advise us supplementally as necessary. We may have further comment.

We have removed the aforementioned statement and further revised the Registration Statement to avoid the comparative assertions or the management’s belief in certain qualitative or quantitative statements that are without any basis.

37. Please revise to also indicate whether M. Ann Courtney is a full-time employee of the company.

We have revised page 22 of the Registration Statement to indicate that Ms. Courtney is a full-time employee.

Management’s Discussion and Analysis or Plan of Operations, page 20

38. Please revise to describe your plan of operations in more detail for the next 12 months.

We have revised the disclosure beginning on page 22 to describe our plan of operations for the next 12 months in more details.

39. Please revise to disclose your estimated capital requirements for the next 12 months. In addition, please disclose your cash balance as of the most recent practicable date.

Matthew McMurdo, Esq.

New York

We have revised the disclosure on page 22 to disclose our capital requirement for the next 12 months. We have also added the cash balance as of September 30, 2012 and the net loss from inception as requested.

40. Please revise your document to include a discussion of the material changes in your financial condition and your results of operations for the periods presented to comply with Item 303 of Regulation S-K.

We have added a discussion of the changes in our financial condition to the Liquidity section of our Management’s Discussion and Analysis on page 23. We have added a Results of Operation section on page 23 to our Management’s Discussion and Analysis.

Description of Property, page 21

41. Please revise to briefly indicate the amount of your monthly lease expense.

We have revised our DESCRIPTION OF PROPERTY disclosure on page 24 to indicate that our lease is $99 per month and includes a fully furnished private office suite with access to conference room, reception service and research library.

Security Ownership of Certain Beneficial Owners and Management, page 24

42. Please disclose, by footnote or otherwise, that your presentation of Ms. Courtney’s post offering percentage ownership assumes all of the shares being offered are sold.

We have added a footnote on page 27 of the Registration Statement to note that Ms. Courtney’s post offering percentage ownership assumes all of the shares being offered are sold.

Market for Common Equity and Related Stockholder Matters, page 25

43. On page 25 you indicate that there were no “promoters being used in relation with [the] [o]ffering.” Please advise why Ms. Courtney is not considered a promoter.

We have edited page 28 of the Registration Statement to reflect that Ms. Courtney would be considered a promoter.

Financial Statements

44. Please update your financial statements in the amendment filed after November 13, 2012 to comply with Rule 8-08 of Regulation S-X.

Matthew McMurdo, Esq.

New York

We are providing updated unaudited interim financial statements through September 30, 2012 to comply with Rule 8-08 of Regulation S-X.

Statement of Operations, page 33

45. Please revise your statement of operations and statement of cash flows to provide a separate column for the fiscal year ended June 30, 2012.

Our fiscal year end is December 31 not June 30. Therefore no additional column is required. We are presenting a 3 month and from inception column in our September 30, 2012 interim financial statements.

Note 1 – Summary of Significant Accounting Policies, page 36

Basis of Presentation, page 36

46. We note your disclosure that your fiscal year-end is December 31. However, the audit report covers your financial statements as of and for the year ended June 30, 2012 and from inception (June 11, 2012) to June 30, 2012. Please clarify this inconsistency and amend your filings as necessary.

As disclosed in the notes to the financial statements our fiscal year end is December 31 not June 30. The wording in the audit report has been corrected to remove the reference to the year ended.

Exhibits

Exhibit 5.1

47. Your opinion refers to the offering of 7.5 million shares however your Form S-1 only registers 3 million. Please revise or advise.

Exhibit 5.1 has been revised to refer to the 3 million shares.

Matthew McMurdo, Esq.

New York

48. Please revise your opinion to refer to the governing state law.

Exhibit 5.1 has been revised to refer to Nevada state law.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

Matthew McMurdo, Esq.

cc:	M. Ann Courtney, President
BLVD Holdings, Inc.

Matthew McMurdo, Esq.

New York